CARDIUM THERAPEUTICS, INC.

12255 El Camino Real, Suite 250

San Diego, California 92130

January 7, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Cardium Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 16, 2010

File Number: 001-33635

Dear Mr. Rosenberg:

We are responding to the Staff’s letter dated December 15, 2010 (the “Comment Letter”), relating to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2009. For your convenience, we have repeated the Staff’s comment below in bold face type before our response below. References to “we,” “our” or “us” or “the Company” mean Cardium Therapeutics, Inc., a Delaware corporation, or its advisors, as the context indicates.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business. page 2

1.	We have reviewed your response to comment one. Although you have not fully commercialized a product related to the below agreements, it appears that these agreements in-license technology that is being used in Generx and in the products of your Tissue Repair Company, which are disclosed in the key elements of your strategy on page 5. Please provide draft disclosure for future filings that expands your disclosure in your Business section to include a description of the material terms of your license or transfer agreements with each of Schering AG Group, New York University, Yale University, Regents of the University of California and the University of Michigan. Such description should include the products to which each agreement relates, annual license fees, milestone payments made to date and payable in the future, royalty rates, term and termination provisions. Please also identify the first filing in which you will include this draft disclosure. Alternatively, if you believe these agreements are not material to your business, or a specific term is not material to a specific agreement, please provide us with a detailed analysis that supports your conclusion.

Response:

In addition to the fact that we have not yet commercialized any product related to the previously cited agreements, our product development plans have also evolved and changed substantially based on clinical trial developments, design and commercialization changes, and other matters as reflected in our Form 10-K and in our other periodic reports on Form 10-Q and current reports on Form 8-K. In view of these changes in ongoing product development plans and other matters, as well as related uncertainties regarding intellectual property protection and other uncertainties and risks that we describe in our Form 10-K and other reports, we do not, and we believe that investors should not, place substantial reliance on particular intellectual property relating to technology that is not only not yet being commercialized but is still evolving as our clinical studies progress. We also note that, as reported previously and in our ongoing reports, our current focus is Generx and Excellagen (both of which are discussed further below and elsewhere in our reports), as opposed to the Excellarate technology that related to the Michigan agreement or the eNOS technology that related to the Yale agreement.

In the particular factual context related to our current product candidates, we believe it is important to emphasize these uncertainties and associated risks, which we do in our Form 10-K and other reports, while at the same time calling out significant commitments related to particular products in development as we do in connection with purchased technology under our Notes to Consolidated Financial Statements, Note 8 – Commitments and Contingencies. Although these texts are updated on an ongoing basis as our products mature and/or our commercialization plans evolve, we believe that the following provides an appropriate presentation of the related matters given our current product candidates, at their particular stage of development.

Licensing and Intellectual Property

Our overall business strategy is principally focused on the acquisition and development of a portfolio of product opportunities and is designed to create multiple opportunities for success while avoiding reliance on any single technology platform or product type. We also generally plan to consider various corporate development transactions designed to place our product candidates into larger organizations or with partners having existing commercialization, sales and marketing resources. Such transactions could involve the sale, partnering or other monetization of particular product opportunities or businesses.

As part of our acquisition of a portfolio of cardiovascular growth factor therapeutic assets pursuant to a Technology Transfer Agreement entered into between Cardium and the Schering AG Group (now part of Bayer AG), we acquired from Schering a portfolio of methods and compositions directed at the treatment of cardiovascular diseases, including Generx. Information related to our purchase of technology from the Schering AG Group and a related university licensor is provided below under our Notes to Consolidated Financial Statements, Note 8 – Commitments and Contingencies.

In August 2006, we acquired the rights to various technologies and products now part of our Tissue Repair Company subsidiary, including Excellarate. In 2009, we reported that Excellagen, which contains the customized collagen-based gel matrix employed in Excellarate but does not contain the added growth factor DNA used in Excellarate, appeared to be substantially effective for wound healing of debrided diabetic foot ulcers and potentially other wounds, and Excellagen then became the subject of a 510(k) premarket notification filing with the U.S. Food and Drug Administration (FDA). We do not have any ongoing material commitments or royalty obligations with respect to the new Excellagen product candidate under our prior transaction in which we acquired substantially all of the assets of the Tissue Repair Company.

We expect to continue evaluations of the safety, efficacy and possible commercialization of our product candidates and technologies as they advance in development. On the basis of such evaluations, we may alter our current research and development programs, clinical studies, partnering or other development or commercialization activities. Accordingly, we may elect to amend or cancel, from time to time, one or more of our arrangements with third parties, subject to any applicable accrued liabilities and fees. Alternatively, the other parties to such arrangements may, in certain circumstances, be entitled to terminate the arrangements. Further, the amounts payable under certain of our arrangements may depend on the number of products or indications for which any particular technology licensed under such arrangement is used by us. Thus, any statement of potential fees payable by us under each agreement is subject to a high degree of potential variation from the amounts indicated.

Our business strategy includes the establishment of research collaborations to support and supplement our discovery, pre-clinical and clinical research and development phases of the product commercialization cycle, as well as the implementation of long-term strategic partnerships with one or more commercialization partners to support clinical trials and product commercialization activities, including product manufacturing, marketing and distribution.

Although we or our licensors may file and prosecute patent applications related to various technologies under license or development, or seek to protect some technologies in other ways such as through the maintenance of trade secrets, our product candidates are based on complex and rapidly evolving technologies, and none of our biologic product candidates have completed clinical development. There are also a number of additional uncertainties affecting our ability to materially rely on any of our intellectual property rights as described below under Risks Related to Our Intellectual Property and Potential Litigation. There can be no assurance that any intellectual property assets, or other approaches to marketing exclusivity or priority, would be sufficient to protect our commercialization opportunities, nor that our planned commercialization activities will not infringe any intellectual property rights held or developed by third parties.

Technology from Schering AG [in Notes to Consolidated Financial Statements]

In October 2005, we completed a transaction with Schering AG Group, Germany (now part of Bayer AG) and related licensors for the transfer or license of certain assets and technology for potential use in treating ischemic and other cardiovascular conditions, including our Generx candidate. Under the terms of the transaction, we paid Schering a $4 million fee, and would be required to pay a $10 million milestone payment upon the first commercial sale of each resulting product. We also may be obligated to pay the following future royalties to Schering: (i)

5% on net sales of an FGF-4 based product such as Generx, or (ii) 4% on net sales of other products developed based on technology transferred to Cardium by Schering. As part of the Schering transaction, we acquired rights and corresponding obligations under the Regents of the University of California (Regents) September 1995 agreement, as amended. The agreement as amended may be canceled by us at any time on 60 days’ notice, following which we would continue to be responsible only for obligations and liabilities accrued before termination. Under the agreement, we are obligated to pay (1) an annual royalty fee of 2% based on net sales of products incorporating the technology licensed under the agreement, and (2) a minimum annual royalty fee (which may be offset against the net sales-based royalty fee) of [amounts to be updated]. Under a related March 1997 agreement that we assumed with New York University related to FGF-4 based products, we do not have any current minimum annual royalty fees but would be obligated to pay an annual royalty fee of 3% up to $500,000 based on net sales of products incorporating the technology.

Notes to Consolidated Financial Statements

Note 6. Derivative Liabilities, page 51

2.	Please refer to your response to our comment three. It is unclear why the value of the warrants using the binomial model resulted in a value lower than the value derived using the Black-Scholes model, given the presence of additional provisions for price protection. Please provide an analysis supporting the assumptions used in your valuation or revise your valuation accordingly. Further, please confirm, if true that the use of the binomial method would not have had a material impact on your financial statements for the interim periods in 2010.

Response:

We apologize for the confusion our previous correspondence caused; the value of the warrants did in fact increase by using the binomial pricing model versus the Black-Scholes model; this change resulted in an immaterial increase in the derivative liability balance on the balance sheets in the 2009 and 2010 reported periods. We reiterate that we will use the binomial pricing model in our future reporting periods.

3.	Please refer to your response to our prior comment number two[sic]. As the warrants were registered at inception of the transaction, to comply with Securities Law, it appears you are obligated to deliver registered shares upon exercise of the warrants. You cite Section 7, which states “this Warrant may also be exercised in whole or in part, at such time by means of a “cashless exercise””. This section, however, only gives the holder the option to cashless exercise rather than requiring the holder to cashless exercise. Please tell us why it is appropriate to classify the warrants as equity rather than as a liability.

Response:

It appears that some confusion may have been caused by focusing on a potential remedy, as opposed to the threshold matter which relates to the underlying obligations of the Company. That threshold matter is whether, under the particular terms of the warrants at issue, there was a concomitant obligation to also deliver registered shares upon any future exercise of such warrants. Not only does the language of these particular warrants fail to provide any such obligation, it is also clearly inconsistent with there being any implied obligation (which would be necessary to reach the issue of a potentially alternative accounting approach as discussed below). In these regards, while the offerings of the purchased common stock and the warrants issued in our 2008, 2009 and 2010 financings were made under universal shelf registration statements, the particular warrants at issue also clearly contemplated that the additional shares of common stock that could be acquired through potential future exercise of the warrants might not be covered by an effective registration statement; and they expressly provided the remedy to be made available to the investor under such circumstances. In particular, each warrant expressly addressed the scenario under which “at the time of exercise there was no effective registration statement” covering the underlying shares – and then went on to provide that the warrants could be exercised by means of a cashless exercise provision (which would allow the holder to take advantage of the tacking rules under Rule 144(d)(3)(ii) to receive securities that would be immediately tradable by the holder). As an aside, it should be noted that the reason this contractual language is necessarily expressed in optional terms (rather than, as suggested, “requiring the holder to cashless exercise”), is that the exercise of these warrants is an optional election rather than a type of “put” – it is never required.

With respect to the proper accounting treatment, since the warrants at issue explicitly contemplated the situation in which the underlying shares were not covered by an effective registration statement at the time of exercise, it cannot be asserted that the Company was either expressly or impliedly obligated to deliver registered shares in connection with the exercise of these particular warrants. On the contrary, such an assertion is inconsistent with the contractual language. Furthermore, the specific remedy to be made available to the holders under the expressly contemplated alternative scenario (i.e. inability to receive registered shares) was also explicitly provided for in these warrants, and it was a cashless exercise provision rather than any of a number of other potential alternatives such as net cash settlements. Again the specific contractually-provided remedy was necessarily expressed as an election for the investor to make rather than a “required exercise” because the exercise of the warrant is itself an election on the investors part.

Most importantly, since it cannot be asserted that the Company obligated itself to deliver registered shares under the express terms of these warrants, it would not be compelled to cash settle such warrants, or provide any remedy other than that which was expressly agreed to and reflected in the issued warrants, under which facts they are properly accounted for as equity.

* * * * * * * * * *

We hope that the foregoing adequately addresses each the Staff’s comments and concerns.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s comments letter. Should you have any follow-up questions, please call the undersigned at (858) 436-1000.

Sincerely,

/s/ Tyler M. Dylan-Hyde
Tyler M. Dylan-Hyde
Chief Business Officer

cc: James A. Mercer, III, Esq.